20549-0409


October 19, 2004


Mr. Steven G. Osgood
President
U-Store-It Trust
6745 Engle Road, Suite 300
Cleveland, Ohio 44130

Re:	U-Store-It Trust
	Amendment No. 2 to Form S-11 Filed October 7, 2004
	File No.  333-117848

Dear Mr. Osgood:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-11
1. We note your response to prior comment 5; however, we reissue that part of our previous comment asking you to revise to describe the conflicts of interest that arise from the substantial benefits received in connection with this offering, including that the interests of these affiliates differ from those of other stockholders and that the negotiations involving the formation transactions were not arms-length. Please similarly revise the summary and risk factors section.

Summary, page 1
2. We note your response to prior comment 7; however, we reissue our previous comment. Please revise to briefly describe the chronological corporate history of your predecessor entity, Acquiport/Amsdell I Limited Partnership, since 1996. Please similarly revise the business section disclosure.
3. We note your response to prior comment 9. Please revise your disclosure on pages 9 and 112 to disclose the belief that the 29% excepted holder limit for the Amsdell family does not jeopardize your
REIT status and describe the business reasons for the exception on ownership restriction.
4. Please revise the cover page, summary and risk factors to disclose and quantify the revolving credit facility in the amount of $150 million that Lehman and Wachovia will provide to your operating subsidiary.

Our Facilities, page 5
5. We note your response to prior comment 11. We further note that
Rising Tide will have the right to acquire 8 facilities. Please revise, here and throughout, to identify who currently owns or controls these 8 facilities, including whether the facilities are currently held by the Amsdells or third parties.

Exhibits
6. Please file signed and dated opinions with your next amendment.
7. Please file the office lease, aircraft lease and any indemnification agreements, which are discussed on pages 92-93, as exhibits to your next amendment. Refer to Item 601(b)(ii)(A) of Regulation S-K.

General

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristi Beshears at 202-824-5346 or Donna Di Silvio at 202-942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-942-1903 or the undersigned at 202-942-2987 with any other questions.


      			Sincerely,


      			Peggy Kim
      			Senior Counsel




cc:	Thomas C. Morey, Esq.
	Hogan & Hartson, LLP
	555 Thirteenth Street, N.W.
	Washington, D.C. 20004






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U-Store-It Trust; Form S-11; File No. 333-117848
Page 1